September 6, 2016

Mr. Marc Thomas, Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F St. NE
Washington, D.C. 20549

Re:    MB Financial, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 19, 2016
Form 8-K filed July 21, 2016
File No. 001-36599

Dear Mr. Thomas:

Reference is made to your letter dated August 22, 2016 with respect to the above-referenced filings. Your letter requests that we respond to it within ten business days (i.e., by September 6, 2016) by providing the requested information or advising you as to when we will respond. This is to confirm that, in accordance with our discussion with Dana Hartz of the Securities and Exchange Commission staff on August 31, 2016, we will be responding to the letter by September 13, 2016.

Very truly yours,

/s/ John Francoeur
John Francoeur
Chief Accounting Officer